Exhibit 99.31

Aphria welcomes new CSA disclosure guidelines, provides

comment on TSX staff notice

Leamington, Ontario — October 17, 2017 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF) responded today to both the Canadian Securities Administrators (“CSA”) Staff Notice 51-352 — Issuers with U.S. Marijuana-Related Activities and the Toronto Stock Exchange (“TSX”) guidance on Section 306, Section 325 and Part VII of the TSX Company Manual, issued on October 16, 2017.

Commentary on CSA Staff Notice

Vic Neufeld, Chief Executive Officer of Aphria, commented: “We believe the new CSA staff notice provides a very balanced framework for the Canadian capital markets and we welcome the additional guidance on specific and enhanced disclosure requirements for U.S. marijuana-related activities as they pertain to the medical marijuana industry in Canada.”

“We are on record as seeking greater securities regulatory guidance for the medical marijuana industry in Canada and we believe the new disclosure framework including related risks will provide greater investor protection and increased credibility to our industry.”

The new CSA Staff Notice 51-352 specifically states that: “Our disclosure-based approach is premised on the assumption that marijuana-related activities are conducted in compliance with the current laws and regulations of a U.S. state where such activities are legal, and the understanding that a U.S. federal government forbearance approach to the enforcement of federal laws remains in place. As a result, disclosure about how a U.S. Marijuana Issuer ensures compliance with state level regulatory frameworks forms an important part of our disclosure expectations.”

Neufeld continued: “We at Aphria and at our joint venture partner, Liberty Health Sciences Inc., believe this approach to disclosure for medical marijuana companies in Canada is truly representative of the existing U.S. legislative, regulatory and political environment.”

Commentary on TSX Staff Notice

“In contrast, we believe the TSX’s recent staff guidance concerning the minimum listing requirements to applicants and listed issuers in the marijuana sector does not properly apportion the weight and context that must be applied to the current split between U.S. Federal and state laws governing medical cannabis. For example, while medical cannabis is technically covered by Schedule I of Controlled Substances Act, it is presently medically legal in 31 U.S. states and/or territories and Congress has not appropriated any funds to a federal agency for either civil or criminal enforcement prosecutions against state licensed medical marijuana operators and has instead enacted legislation that prohibits the U.S. Department of Justice from utilizing any federally appropriated funds to carry out criminal or civil actions against state licensed medical cannabis operators.”

“The TSX staff notice is extremely broad in its application and it is difficult to determine what, if any, impact it could have on Aphria or its business at this time. The objective application of such staff notice by the TSX to any entity engaging in activities related to the cultivation, distribution or possession of marijuana in the U.S. or entities engaging in ancillary services activities may prove to be challenging in determining actual compliance with such guidance.”

“As disclosed in August of this year, Aphria’s common shares have traded on the TSX and previously the TSX Venture Exchange for almost three years during which time the Company has raised over $216 million from investors by way of five offerings by short form prospectus. Aphria has had marijuana related activities in the U.S. since 2015, including its Copperstate transaction, which was approved by the TSX Venture Exchange prior to its closing.”

“Canada remains a global leader in the cultivation, harvesting and distribution of medical marijuana. We believe the existing national framework for marijuana regulation in Canada, together with the new disclosure framework introduced in the recent CSA staff notice, will ensure that Canada remains at the forefront of this emerging industry,” said Neufeld.

We have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders. We are the first public licensed producer to report positive cash flow from operations and the first to report positive earnings in consecutive quarters.

For more information, visit www.Aphria.com.

For further information please contact:

Nina Godard

Edelman

Nina.godard@edelman.com

416-455-6324

Vic Neufeld

Chief Executive Officer

1-844-427-4742

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, any commentary related to the legalization of marijuana and the timing related thereto, statements related to the effect and consequences of certain regulatory initiatives and related announcements, and the impact thereof for shareholders, industry participants and other stakeholders. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.